Grant Date	Expires	Number	Exercise Price	Date Exercisable - the later of 4/14/2015 or the period set forth below

June 4, 2013	June 4, 2023	12,369	$1.16	Immediately
December 26, 2011	December 26, 2021	6,597	$1.16	Immediately
April 1, 2010	April 1, 2020	116,563	$0.23	25% vest one year after the Grant Date; ratably thereafter on the last day of the month for 36 months.